Exhibit 99.1

Jeffs’ Brands Announces Strategic Decision to Apply to List its Ordinary Shares on the Frankfurt Stock Exchange, Aimed to Increase Exposure to Potential Investors in Europe

Tel Aviv, Israel, Aug. 21, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, is pleased to announce that its board of directors has resolved to commence the application process to list the Company’s ordinary shares, no par value (the “Ordinary Shares”) for trading on the Frankfurt Stock Exchange (“FSE”).

The Company’s Ordinary Shares and public warrants will continue to trade on the Nasdaq Capital Market, under the symbols JFBR and JFBRW, respectively.

The FSE, operated by Deutsche Börse AG, is among the world’s largest and most prestigious securities trading venues, featuring expanded access to European institutional and retail investors.

The Company believes that a potential dual listing on the FSE may significantly enhance its visibility and trading liquidity in Europe. This strategic step is aimed at broadening the Company’s investor base and creating new opportunities by exposing it to potential investors in Europe.

The timing of the listing process to the FSE will depend on a variety of factors, including, but not limited to, overall market conditions and whether the Company meet FSE listing criteria. No assurance can be given that the Company’s application will be approved, nor that a trading market will develop.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the completion and timing of the listing of its Ordinary Shares on the FSE and the belief that a dual listing could significantly enhance visibility and trading liquidity in Europe or broaden the Company’s investor base and create new opportunities by exposing it to potential investors in Europe.  Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com